VIA EDGAR

May 6, 2019

Re:	Kontoor Brands, Inc.

Registration Statement on Form 10

File No. 001-38854

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rufus Decker, Accounting Branch Chief

Angela Lumley, Staff Accountant

Pamela Howell, Special Counsel

Ruairi Regan, Staff Attorney

Ladies and Gentlemen:

Kontoor Brands, Inc., a North Carolina corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement on Form 10 (File No. 001-38854) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4 p.m. Eastern Daylight Time on May 7, 2019, or as soon thereafter as is practicable pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

Please do not hesitate to contact Deanna L. Kirkpatrick of Davis Polk & Wardwell LLP at (212) 450-4135 with any questions or comments with respect to this letter.

Sincerely,

Kontoor Brands, Inc.

By:	/s/ Laurel Krueger
	Name:	Laurel Krueger
	Title:	Vice President, General Counsel and Corporate Secretary

Via EDGAR

CC: Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP